SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

BlackRock Private Investments Fund

(Name of Subject Company (Issuer))

BlackRock Private Investments Fund

(Names of Filing Person(s) (Issuer))

Common Shares of Beneficial Interest, Par Value $0.001 per Share

(Title of Class of Securities)

Institutional Shares – 09260N105

Class D Shares – 09260N303

Class S Shares – 09260N402

Class T Shares – 09260N501

(CUSIP Number of Class of Securities)

John M. Perlowski

BlackRock Private Investments Fund

50 Hudson Yards

New York, New York 10001

(800) 882-0052

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Margery K. Neale, Esq. P. Jay Spinola, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019	Janey Ahn, Esq. BlackRock Advisors, LLC 50 Hudson Yards New York, New York 10001

April 30, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 1 (this “Final Amendment”) relates to the Issuer Tender Offer Statement on Schedule TO originally filed on April 30, 2025 (the “Schedule TO”), by BlackRock Private Investments Fund, a Delaware statutory trust (the “Trust”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer by the Trust (the “Offer”) to purchase up to 5% of its issued and outstanding common shares of beneficial interest, par value $0.001 per share (including Institutional, Class D, Class S and Class T common shares, the “Shares”), as of March 31, 2025, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 30, 2025 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

This is the Final Amendment to the Schedule TO and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase or the Schedule TO.

The following information is furnished pursuant to Rule 13e-4(c)(4) under the Exchange Act:

1.	The Offer expired at 11:59 p.m., Eastern time, on May 28, 2025.

2.

The Offer was undersubscribed. Therefore, in accordance with the terms of the Offer, the Trust purchased Shares from all tendering shareholders. 391,107.533 Institutional Shares of the Trust were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Shares were accepted for repurchase by the Trust in accordance with the terms of the Offer. No Class D Shares, Class S Shares or Class T Shares of the Trust were tendered and not withdrawn prior to the expiration of the Offer.

3.

The Valuation Date of the Shares tendered pursuant to the Offer was June 30, 2025. The NAV per Institutional Share on the Valuation Date was $12.86. The NAV per Class D Share on the Valuation Date was $12.73. There were no Class S Shares or Class T Shares outstanding on the Valuation Date.

4.

Payment of the repurchase price was made in the form of a promissory note issued to each shareholder whose tendered Shares were accepted for repurchase by the Trust. On July 30, 2025, in accordance with the terms of the Offer and the promissory notes, the Trust paid such shareholders of the Trust $4,824,046.04, collectively, of the cumulative amount payable under the promissory notes, and the remaining $205,596.85 was paid on September 12, 2025 (in each case net of any applicable early repurchase fee).

In addition, (i) Item 3 of the Schedule TO is hereby amended to reflect that, effective July 1, 2025, the Investment Advisor is a majority-owned subsidiary of BlackRock, Inc., and (ii) Items 3 and 5 of the Schedule TO are hereby amended to reflect that BlackRock International Limited, an affiliate of the Trust and the Investment Advisor, has been appointed to serve as a sub-adviser to the Trust. Except for the foregoing or as otherwise specifically provided herein, the information contained in the Schedule TO, as amended, and the Letter of Transmittal remains unchanged and this Final Amendment does not modify any of the information previously reported in the Schedule TO, as amended, or the Letter of Transmittal.

Item 12(b).	Filing Fees

Filing Fee Exhibit is filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BlackRock Private Investments Fund

By:	/s/ John M. Perlowski
Name: John M. Perlowski
Title: President and Chief Executive Officer

Dated: September 15, 2025

Exhibit Index

Exhibit

Filing Fee Exhibit